LETTER OF INTENT

THIS LETTER OF INTENT, (the "LOI") is entered into this day of October 26, 2002, by and between Latin America Futbol Corporation, a Florida corporation (the "Company") the owner of the Golo Lotto brand and website (www.gololotto.com) and San Diego Soccer Development Corporation dba Soccer Development of America (the "Purchaser"), a publicly traded Nevada Corporation.

RECITALS

A. The Company is a Florida corporation whose primary business purpose is to be involved in all aspects of football including player representation, stadium development and other miscellaneous activities. The company is the full 100% owner of Golo Lotto, a corporation registered in the Netherland Antilles, and the website (www.gololotto.com) and the golo lotto logo and brand.

B. The Purchaser, a publicly traded investment holding company focused on the development of soccer domestically and abroad, has expressed an interest in purchasing a fifty-one percent (51%) interest in the assets of Golo Lotto, a corporation registered in the Netherland Antilles, and the website (www.gololotto.com) and the golo lotto brand and logo.

C. The Company desires to place one hundred percent (100%) of its assets including the Golo Lotto logo and brand, and the website (www.gololotto.com) into a Special Purpose Vehicle ("SPV") to be registered by the Purchaser, owned fifty-one percent (51%) by Purchaser and forty-nine percent (49%) by the Company.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Recitals. The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

2. Ongoing Promotional Role of Both Parties. The Purchaser and the Company agree that the promotional efforts relative to Golo Lotto shall be the responsibility of the both parties. Such responsibilities shall include but not be limited to:

(a) Promoting the Gololotto.com online website through getting affiliate websites to put banners on their sites, print media, shirt sponsorship, club affiliations, stadium signage and all other forms of media to promote www.gololotto.com to get a large number of players using the site for their gaming activities.

(b) An offline initiative through the implementation of a kiosk program throughout the Latin America. The Company will present to the Purchaser the clubs, companies, restaurants, hotels, casinos, stadiums, and any other groups that wish to acquire or finance the kiosks. All approval of financing and proposals will be done at the discretion of the Purchaser.

3. Terms of Purchase

(a) An amount equal to forty-nine percent (49%) of the fully-diluted common equity of the designated SPV, with all the rights that such ownership will carry.

(b) 1,500,000 shares of San Diego Soccer Development Corporation
(SDSD) restricted common stock.

(c) $25,000 (US) within 45 days from closing (defined as "receipt of all items in Paragraph 4") to be used to offset promotional expenses incurred by the Company on behalf of Golo Lotto. This payment date shall not exceed the December 15th, 2002.

(d) An additional $30,000 (US) to Purchaser from the first net profits after all expenses are paid including any contractual participation.

(e) The revenues will be split 50/50 after expenses. The expenses will include the percentages paid to the back end for running the sports book, as well as %'s paid to Clubs, Federations, Players, etc for joining the Golo Lotto program. Also all reasonable travel expenses associated with closing deals for Golo Lotto by LAFC will also be deducted, including air, hotel, taxi, food and beverage.

4. Conditions Precedent to Closing

(a) Purchaser to receive the Golo Lotto image and brand and the url www.gololotto.com to place under the new Golo Lotto company to be registered by the Purchaser.

(b) Company, with participation from Purchaser, to prepare an Executive Summary Business Plan setting out the general details of its strategy, including roles of each of the parties, to grow Golo Lotto into a profitable, cash positive company.

(c) Company, with participation from Purchaser, to provide a 3 year cash flow proforma covering the anticipated costs including operating overhead and incentives and revenues associated with item (b) above.

(d) A definitive and binding purchase agreement executed by both parties.

5. Independence. It is expressly understood that, the Company shall, at all times, remain independent with respect to the Purchaser and not operate as an employee or agent of the Purchaser. In no event shall either party be liable for the debts or obligations of the other.

6. Miscellaneous.

(a) Assignment. Neither party may assign this Agreement absent the express prior written consent of the other party.

(b) Notices. All notices, requests, demands, instructions, consents or other communications required or permitted to be given under this LOI shall be in writing and shall be deemed to have been duly given if and (a) when delivered personally or five (5) days after they are sent by a internationally recognized express courier service (i.e., Federal Express, DHL), postage or delivery charges prepaid, to the parties at the following addresses or to such other addresses as the parties may give notice in accordance herewith:

If to Company: Latin America Futbol Corporation 4770 Biscayne Blvd Suite 1000 Miami, Florida 33137 Facsimile: (305) 573-3390 Attn: Manny Bains, Chairman

If to the Purchaser: Soccer Development of America 3803 Mission Blvd., Suite 290 San Diego, California 92109 Facsimile: (858) 488-7717 Attn: Yan Skwara, Chairman

(c) Captions. Captions are for convenience only and are not deemed to be part of this Agreement.

(d) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Confirmation of execution by telex or telecopy or telefax of a facsimile signature page shall be binding upon that party so confirming.

This letter of Intent shall be valid for a period of ten working days effective upon the signing of this LOI by both parties in order to enter into a formal agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

Latin America Futbol Corporation By: /s/ Manny Bains Manny Bains, Chairman

San Diego Soccer Development Corporation By: /s/ Yan Skwara Yan Skwara, Chairman